EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1. Smith Micro Software d.o.o. Belgrade, a Serbia limited liability company
2. Smith Micro Software, Unipessoal Lda, a Portuguese corporation
3. Smith Micro Software CZ s.r.o., v likvidaci, a Czech Republic limited liability company
4. Smith Micro Software SK s.r.o., a Slovakia limited liability company